BP

06004916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASHINGTON, DC SECTION

SEC FILE NUMBER
8-53503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.B. Frank Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 N. Sam Houston Parkway E. Suite 650
(No. and Street)

Houston	TX	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Hevle - (281) 820-6888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, L.L.P.
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475	Houston	TX	77034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron Hevle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.B. Frank Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

D.B. FRANK INVESTMENTS, INC.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
as of and for the years ended December 31, 2005 and 2004

TABLE OF CONTENTS

HAM, LANGSTON & BREZINA, L.L.P.
Certified Public Accountants

Report of Independent Accountants

To the Board of Directors
D.B. Frank Investments, Inc.

We have audited the accompanying statement of financial condition of D.B. Frank Investments, Inc. (formerly Digital Securities, Inc.), as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and changes in financial condition for each of the two years in the period ended December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

D.B. Frank Investments, Inc. is an affiliated company of D.B. Frank & Associates, LLC. A Management Agreement exists between these two entities where D.B. Frank & Associates, LLC provides services and pays certain overhead costs for D.B. Frank Investments, Inc. The fees charged for these services and overhead expenses are determined based on management's judgment.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B. Frank Investments, Inc., as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ham, Langston & Brezina LLP

Houston, Texas
January 25, 2006

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

as of December 31, 2005 and 2004

ASSETS	2005	2004
Cash	$ 6,616	$ 18,131
Commissions receivable	-	1,825
Deposit	1,029	1,284
Prepaid assets	3,785	3,875
Total current assets	11,430	25,115
Total assets	$ 11,430	$ 25,115
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commissions payable	$ -	$ 1,369
Payable to parent	-	5,285
Total current liabilities	-	6,654
Total liabilities	-	6,654
Common stock - $1 par value; 10,000 shares authorized, issued and outstanding	10,000	10,000
Contributed capital	11,000	11,000
Retained deficit	(9,570)	(2,539)
Total liabilities and stockholders' equity	$ 11,430	$ 25,115

The accompanying notes are an integral part of these financial statements.

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Commissions	$ 83,592	$ 109,694
Total revenue	83,592	109,694
Expenses:		
Commissions	67,084	46,344
Management fee	-	20,000
Salaries expense	13,350	28,800
Licensing fees	6,433	7,945
Other expenses	3,756	3,586
Total expenses	90,623	106,675
Net income (loss)	$ (7,031)	$ 3,019

The accompanying notes are an integral part of these financial statements.

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

for the years ended December 31, 2005 and 2004

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2003	$ 10,000	$ 11,000	$ (5,558)	$ 15,442
Net income	-	-	3,019	3,019
Balance, December 31, 2004	$ 10,000	$ 11,000	$ (2,539)	$ 18,461
Net loss	-	-	(7,031)	(7,031)
Balance, December 31, 2005	$ 10,000	$ 11,000	$ (9,570)	$ 11,430

The accompanying notes are an integral part of these financial statements.

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

for the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (7,031)	$ 3,019
Decrease in prepaid assets	90	527
Decrease (increase) in commissions receivable	1,825	(1,825)
Decrease (increase) in deposit	255	(1,284)
(Decrease) increase in payables	(6,654)	6,654
Net cash provided by (used in) operating activities	(11,515)	7,091
Net increase (decrease) in cash	(11,515)	7,091
Cash and cash equivalents, beginning of year	18,131	11,040
Cash and cash equivalents, end of year	$ 6,616	$ 18,131

The accompanying notes are an integral part of these financial statements.

D.B. FRANK INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS

---

1. **Summary Of Significant Accounting Policies**

Nature Of The Business

D.B. Frank Investments, Inc. (the "Company"), formerly Digital Securities, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD) and is registered with various states' securities commissions. The Company's primary business is in the retail sale of variable annuities and mutual funds. The Company is a closely held Delaware corporation formed on April 4, 2001. The Company commenced operations on November 21, 2001.

Income Taxes

The Company was included in a consolidated federal income tax return of its parent through December 11, 2002. On December 4, 2002 the Company was sold and ceased to be a member of the consolidated group. The Company will file a short-year federal income tax return for the period December 5, 2002 through December 31, 2002. For the calendar years from 2003 to 2005 the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of income.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

2. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of approximately $6,616, which was $1,616 in excess of its required net capital of $5,000. The Company's net capital ration was 0 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. **Transactions With Affiliates**

The management fee, commission expense and salaries reported on the Statements of Income represents billings from an affiliated company for the fair market value of management and administrative services rendered. The amount of services is computed and billed by the affiliated company can vary based on the amount of commissions collected by the Company. In 2004 the Company began recording the components of the fee in their respective expense categories.

Continued

4. **Name Change**

Effective February 4, 2003 the Company completed its name change from Digital Securities, Inc. to D.B. Frank Investments, Inc.

SUPPLEMENTARY INFORMATION

D.B. FRANK INVESTMENTS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2005

Net capital:	
Stockholders' equity	$ 11,430
Less non-allowable assets	4,814
Net capital before haircuts on securities position	6,616
Haircuts on securities	-
Net capital	$ 6,616
Net capital requirement	$ 5,000
Net capital in excess of required amount	1,616
Net capital	$ 6,616
Aggregate indebtedness:	
Payable to parent	$ -
Commissions payable	-
Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0 to 1

D.B. FRANK INVESTMENTS, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2005

The Company is in compliance with the exemption provisions of SEC Rule 15c3-3 (k)(2)(i) in that it carried no margin accounts, handled no customers' funds or securities, and held no funds or securities for or owed no money or securities to its customers.

D.B. FRANK INVESTMENTS, INC.

SCHEDULE III - STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

as of December 31, 2005

NONE

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.B. Frank Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of D.B. Frank Investments, Inc. for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting practices and procedures. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them for the future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ham, Langston & Brezina LLP

Houston, Texas
January 25, 2006